Domtar Corporation

33663 Weyerhaeuser Way South

Federal Way, WA 98003

Domtar Corporation

33663 Weyerhaeuser Way South

Federal Way, WA 98003

February 12, 2007

Ms. Barbara Jacobs, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Weyerhaeuser Company (“Weyerhaeuser”)
Schedule TO-I (“Schedule TO-I”)
Filed February 2, 2007
File No. 5-10964

Domtar Corporation (the “Company”)
Registration Statement on Forms S-1 and S-4 (the “Registration Statement”)
Filed February 2, 2007
File No. 333-140411

Dear Ms. Jacobs:

Concurrently with this letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement for filing under the Securities Act of 1933 (the “Securities Act”) and Amendment No. 3 to the Schedule TO-I for filing under the Securities Exchange Act of 1934 (the “Exchange Act”).

Amendment No. 1 to the Registration Statement is marked to show changes made to the Registration Statement as filed on February 2, 2007. The amendment includes revisions made in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance and the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) in your comment letter dated February 9, 2007 (the “Comment Letter”).

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. The Staff’s comments are set forth in italics followed by the Company’s responses. The page numbers in the italic captions refer to pages in the Registration Statement as filed on February 2, 2007. The page numbers in the Company’s responses refer to pages in Amendment No. 1 to the Registration Statement. Capitalized terms used in the Company’s responses but not defined therein have the meaning given to such terms in the Registration Statement.

The Company is sending you hard copies of Amendment No. 1 to the Registration Statement (clean and marked) and Amendment No. 3 to the Schedule TO-I by messenger.

Prospectus/Offer to Exchange

Cover Page

1. The cover page disclosure should be limited to one page. Please revise the disclosure, which extends over two pages, to the extent possible to include only the most material terms of the transaction. In addition, please disclose in the second paragraph your statement currently on inside of the cover page that no market currently exists for shares of Domtar Corporation’s common stock.

In response to this comment, the Company has re-organized the information so that the information most relevant to an investor making a decision whether to participate in the Exchange Offer is included on the first page of the cover. However, given the complexity of the transaction, the Company respectfully submits that limiting the cover to one page only would result in omitting material terms of the transaction, which would not be in the best interest of investors.

The Company has disclosed in the second paragraph of the cover page the statement that no market currently exists for shares of Company common stock.

2. We note your disclosure on the cover page and elsewhere that for each $1.00 of Weyerhaeuser common shares or exchangeable shares accepted in the exchange offer, Weyerhaeuser shareholders will receive approximately $1.11 of Company common stock, subject to a limit of 11.1442 shares of Company common stock. You assert that if the limit is in effect, shareholders will receive less than $1.11 and “could receive much less” and that the exchange offer “does not provide for a minimum exchange ratio.” Please explain the basis for this assertion. Clarify under what circumstances, if any, shareholders might not receive any value for their shares to the extent there is no minimum ratio.

The Registration Statement has been revised to reflect the Staff’s comments. The Company has added a paragraph following the table on pages 7 and 44 of the Prospectus-Offer to Exchange to disclose the lowest closing price of Domtar Inc. common shares and highest closing price of Weyerhaeuser common shares during the three-month period starting on November 1, 2006 and ending on February 1, 2007 (the day before the Exchange Offer commenced) as an example of how the limit could result in the value of Company common stock being less than the value of Weyerhaeuser shares. Similar language has also been included on pages v and 37 of the Prospectus-Offer to Exchange.

The Exchange Offer does not provide for a minimum exchange ratio because a minimum ratio could result in more than $1.11 of Company common stock being exchanged for $1.00 of Weyerhaeuser shares. Disclosure to this effect has been added on page

41 of the Prospectus-Offer to Exchange with a cross-reference on the cover page. In addition, a column has been added to the tables on pages 7 and 44 of the Prospectus – Offer to Exchange to illustrate that the value to be received by Weyerhaeuser shareholders does not change as long as the exchange ratio is below the limit.

3. Prominently address the risks of pricing the Company common stock based on the price of Domtar Inc. common stock. For example, there is no guarantee that the Company common stock will trade at the same price as Domtar Inc. common stock.

The Registration Statement has been revised to reflect the Staff’s comments. Please see the bold language on the cover page of the Prospectus-Offer to Exchange.

Questions and Answers about this Exchange Offer and the Transactions

4. Please revise the introductory paragraph to eliminate the embedded paragraphs in favor of bullet points or some other user-friendly presentation.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page iii of the Prospectus-Offer to Exchange.

5. Include a question and answer addressing why the trading price of the Domtar Inc. common stock serves as a good proxy for the value of the Company common stock. Further, briefly address the risks of pricing based on another security. Consider adding a risk factor addressing these risks more prominently. We note the last sentence of the last risk factor on page 37.

The Registration Statement has been revised to reflect the Staff’s comment. The Company has added a question and answer in response to the Staff’s comment on pages vii and viii of the Prospectus-Offer to Exchange and a risk factor on page 38 of the Prospectus-Offer to Exchange.

6. We note that holders who wish to tender after the exchange ratio has been set on the date of expiration must obtain a Medallion guarantee. Please briefly, yet prominently, describe this procedure. Further in this regard, please describe any special steps that holders who wish to withdraw must take once the ratio has been set.

The Registration Statement has been revised to reflect the Staff’s comments. The Company has added two questions and answers in response to the Staff’s comments on pages xv, xvi, xvii and xviii of the Prospectus-Offer to Exchange.

Summary, page 1

7. We note that you have provided a sensitivity table on page 42 under the heading This Exchange Offer. Please include a similar table in the summary section in order to facilitate shareholder understanding of the manner in which the number of shares to be received in exchange for the Weyerhaeuser shares may increase or decrease. In this regard, please explain why you believe a 5% increase or decrease in the price is an appropriate measure given that the market price for both companies have fluctuated at a rate higher than 5% within the past month.

In response to the Staff’s comments, the Company has added the sensitivity table on page 44 of the Prospectus-Offer to Exchange to the Summary on page 7 of the Prospectus-Offer to Exchange. The Company believes that a 5% increase or decrease in the price is an appropriate measure for the sensitivity table given that the highest and lowest closing prices of Weyerhaeuser common shares ($75.57 and $71.37) and Domtar Inc. common shares ($8.51 and $7.88) on the New York Stock Exchange from January 3, 2007 through February 1, 2007, the day before the Exchange Offer commenced, were within the range of prices in the table. To provide more current information, Weyerhaeuser maintains a website at www.WeyerhaeuserDomtarExchange.com that is updated daily to show the daily VWAPs, indicative calculated per-share prices and indicative exchange ratios. Such exchange ratios have reached the limit only once since the commencement of the Exchange Offer. Nevertheless, in response to the Staff’s comment, the Company has added a paragraph following the table on pages 7 and 44 of the Prospectus-Offer to Exchange to disclose the lowest closing price of Domtar Inc. common shares and highest closing price of Weyerhaeuser common shares during the three-month period starting on November 1, 2006 and ending on February 1, 2007 (the day before the Exchange Offer commenced) as an example of how the limit could result in the value of Company common stock being less than the value of Weyerhaeuser common shares. Similar language has been included on pages v and 37 of the Prospectus-Offer to Exchange.

This Exchange Offer

Proration: Tenders for Exchange, page 43

8. We note that proration will not be based on a shareholder’s aggregate ownership of Weyerhaeuser common shares and Weyerhaeuser exchangeable shares. Please advise as to whether this is consistent with Rule 13e-4(f)(3). Alternatively, consider whether the offer for common shares and exchangeable shares are two separate offers.

In accordance with Rule 13e-4(f)(3), Weyerhaeuser will accept for exchange the Weyerhaeuser common shares and Weyerhaeuser exchangeable shares validly tendered and not withdrawn by each tendering shareholder on a pro rata basis, based on the proportion that the total number of Weyerhaeuser common shares and Weyerhaeuser exchangeable shares to be accepted bears to the total number of Weyerhaeuser common shares and Weyerhaeuser exchangeable shares validly tendered and not withdrawn. For purposes of proration, Weyerhaeuser common shares and Weyerhaeuser exchangeable shares will be treated as a single class. The Registration Statement has been revised to clarify the foregoing. Please see pages xiii, 8 and 45 of the Prospectus-Offer to Exchange.

Material U.S. Federal Income Tax Consequences, page 58

9. We note that you have received the IRS ruling noted in this discussion. Please file the ruling as an exhibit to the registration statement and describe. To the extent the IRS ruling does not address all the material consequences, counsel must opine to those other consequences.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 12, 13 and 60 through 62 of the Prospectus-Offer to Exchange. Internal Revenue Service rulings are part of the taxpayer’s private tax information and for that reason are not usually publicly filed with the Commission. Nevertheless, in order to expedite having the Registration Statement declared effective, the ruling has been filed as Exhibit 8.2 to the Registration Statement with only the taxpayer identification numbers redacted.

10. It is unclear whether the opinion and the ruling address all of the material consequences of the transactions. The introductory statement indicates that this section addresses the material U.S. federal income tax consequences of the Exchange Offer. The opinion is limited to the consequences of the Contribution and the Distribution. What consideration was given to the need to address the consequences of the Arrangement to the holders who will receive Company shares? It would appear that this may be material. Further, while the opinion need only address federal tax consequences, in certain transactions it may be necessary to describe foreign tax consequences. In this case, because certain of the subject securities are exchangeable shares held in Canada, you should address the material Canadian income tax consequences to the holders of those shares. We note the brief discussion in the “Summary” section.

The discussion of the material U.S. federal income tax consequences on pages 60 through 63 of the Prospectus-Offer to Exchange has been revised to address the material U.S. federal income tax consequences of the Contribution, the Distribution (which includes the Exchange Offer and any pro rata dividend of Company common stock held by Weyerhaeuser and not exchanged in the Exchange Offer to holders of Weyerhaeuser common shares and Weyerhaeuser exchangeable shares) and the Arrangement, in each case with respect to Weyerhaeuser and holders of Weyerhaeuser common shares and Weyerhaeuser exchangeable shares. The discussion did not address the U.S. federal income tax consequences of the Arrangement to the holders who will receive shares of Company common stock because Weyerhaeuser shareholders will not receive shares of Company common stock pursuant to the Arrangement. However, the Company has revised the discussion on pages 61 and 62 of the Prospectus-Offer to Exchange to include a statement to the effect that neither Weyerhaeuser nor its shareholders will recognize any gain or loss as a result of the Arrangement.

With respect to material Canadian income tax consequences to the holders of exchangeable shares held in Canada, please refer to the Canadian Supplement to the Prospectus-Offer to Exchange in Exhibit 99.11 to the Registration Statement. The tax opinion of Blake, Cassels & Graydon LLP has been filed as Exhibit 8.3 to the Registration Statement.

11. To the extent applicable, the disclosure and the short form opinion must state clearly that the discussion under this heading is counsel’s opinion. Further, it is inappropriate for either the opinion or the prospectus to state that the discussion in the prospectus is “an accurate summary” of the tax consequences. Please revise.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 60 and 61 of the Prospectus-Offer to Exchange and the reissued opinion filed as Exhibit 8.1 to the Registration Statement.

12. The discussion assumes the “the Contribution and Distribution qualify as tax-free under Sections 355 and 368 of the Code.” The opinion should not assume the tax consequences in issue but should opine on the material tax issues. Please revise. To the extent the opinion is relying on the IRS ruling in this regard, so state.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 60 of the Prospectus-Offer to Exchange.

The Transactions, page 63

13. Expand the background discussion to describe the alternatives considered and rejected by the Weyerhaeuser board and the reasons therefore in more detail.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 65 of the Prospectus-Offer to Exchange.

14. Address the reasons for Domtar Inc.’s for engaging in the transaction. See Item 4 of Form S-4. Further, describe the negotiations with Domtar in more detail. See Item 6 of Form S-4.

A discussion of Domtar Inc.’s reasons for engaging in the transaction and a description of the negotiations with Domtar was not included in the Registration Statement because:

(i) Form S-4 requires such information only with respect to the company being acquired and, pursuant to Section C of the General Instructions to Form S-4, the company being acquired is Weyerhaeuser as “the company whose securities are being acquired (hereinafter including, where securities of the registrant are being offered in exchange for securities of another company, such other company)”; and

(ii) the Prospectus-Offer to Exchange is not being distributed to Domtar Inc.’s shareholders.

Nevertheless, in order to expedite having the Registration Statement declared effective, the Registration Statement has been revised to include a discussion of Domtar Inc.’s reasons for engaging in the transaction and to add a description of the negotiations between Weyerhaeuser and Domtar Inc. on pages 66 and 67 of the Prospectus-Offer to Exchange.

15. We note that Weyerhaeuser retained Morgan Stanley as its financial advisor. Expand to clarify the services provided by Morgan Stanley. In this regard, please advise whether Morgan Stanley provided any analysis or guidance with respect to whether the transactions are fair to Weyerhaeuser or the Weyerhaeuser stockholders and, if so, why the board deemed such analysis or guidance not to be material.

As discussed yesterday with a member of the Staff, the Registration Statement has been revised to delete the references to Morgan Stanley & Co. Incorporated. On the basis of Item 4(b) of Form S-4, no further disclosure regarding Morgan Stanley & Co. Incorporated is required.

Weyerhaeuser and the Company supplementally advise the Staff as follows: Weyerhaeuser and the Company have concluded that the role of Morgan Stanley & Co. Incorporated is not material to, and none of the reports, opinions, analysis or guidance provided by Morgan Stanley & Co. Incorporated is materially related to, the decision Weyerhaeuser shareholders are making whether to tender their Weyerhaeuser shares pursuant to the Exchange Offer or whether to hold their Weyerhaeuser shares or to sell them in the market. The analysis and advice provided by Morgan Stanley & Co. Incorporated to Weyerhaeuser was related only to the decision by Weyerhaeuser to enter into the transaction with Domtar and is completely distinct from and unrelated to the investment decision involved in the Exchange Offer, which turns on the value of Weyerhaeuser common shares (excluding the Weyerhaeuser Fine Paper Business and after giving effect to the possible reduction in the number of Weyerhaeuser common shares in the Exchange Offer) relative to the value of Company common stock (after giving effect to the combination of the Weyerhaeuser Fine Paper Business and historic Domtar). The Exchange Offer has no effect on the economic terms of the Transactions as between Weyerhaeuser and Domtar. Weyerhaeuser shareholders are not being asked to approve or to make any other decision with respect to the Transactions, which will be consummated on the previously-agreed terms whether or not any Weyerhaeuser shareholder or all the Weyerhaeuser shareholders decide to participate in the Exchange Offer. Morgan Stanley & Co. Incorporated was not asked for, and did not give, any opinion or advice as to whether the terms of the Exchange Offer were fair to Weyerhaeuser shareholders or whether Weyerhaeuser shareholders should accept the Exchange Offer.

Legality Opinion

16. We note that the legality opinion is limited to matters of the General Corporation Law of the State of Delaware. Please confirm that your reference and limitation to Delaware General Corporate Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

The legality opinion has been revised to reflect the Staff’s comments and the reissued opinion is included as Exhibit 5.1 to the Registration Statement.

Schedule TO

17. In a registered exchange offer, post-commencement communications filed under Rule 425 of the Securities Act must also be filed as an amendment to the Schedule TO. Please see Q&A I.B.18 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (Third Supplement, July 2001) available on our website at www.sec.gov.

Instruction 2 to Rule 425 of the Securities Act provides that (i) no filing is required under Rule 13e-4(c) if such communication is filed under Rule 425, and (ii) communications filed under Rule 425 also are deemed filed under Rule 13e-4(c). In addition, instruction 2 to Rule 13e-4(e) provides that any communication made in connection with an exchange offer registered under the Securities Act need only be filed under Rule 425 and will be deemed filed under Rule 13e-4(e).

Neither the instruction to Rule 425 nor the instruction to Rule 13e-4(e) make a distinction between pre- and post- commencement communications. Nevertheless, in response to the Staff’s comment and in light of Q&A I.B.18 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (Third Supplement, July 2001), Amendment No. 3 to the Schedule TO-I filed herewith includes all the filings Weyerhaeuser made with the Commission only under Rule 425 during the period from the commencement of the Exchange Offer until the date hereof. Weyerhaeuser intends to continue making such filings as an amendment to its Schedule TO-I until the expiration of the Exchange Offer.

The Company wishes to be able to have the Registration Statement declared effective before February 14, 2007 in order to be able to complete the distribution of the Company’s shares to Weyerhaeuser shareholders and to close the combination with Domtar Inc. by March 5, 2007. In order to meet this timetable, the Company has separately submitted a request for acceleration of effectiveness. The Company appreciates the Staff’s assistance in helping it meet its timetable.

Please call our attorneys at Cravath, Swaine & Moore LLP — specifically Richard Hall at (212) 474-1293 or Alan C. Stephenson at (212) 474-1400 — if you have any questions regarding this submission.

Very truly yours,

/s/ Marvin D. Cooper

Marvin D. Cooper

President

cc:

Brian Breheny, Esq.

Pamela Carmody, Esq.

Ade Heyliger, Esq.

Stephen Krikorian

Maryse Mills-Apenteng, Esq.

Jason Niethamer

Mark P. Shuman, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Richard Hall, Esq.

Alan C. Stephenson, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019